May 11, 2010

Via EDGAR

Ms. Kathryn McHale
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Request for Effectiveness of Registration Statement on
Form S-4 (File Nos. 333-164087 and 333-164087-01)

Dear Ms. McHale:

Pursuant to Rule 461 under the Securities Act of 1933, IMH Financial Corporation and IMH Secured Loan Fund, LLC hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m. (Eastern Standard Time) on Wednesday, May 12, 2010, or as soon thereafter as practicable.  We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement, and confirm:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

IMH Financial Corporation

By:	/s/ Shane C. Albers
Shane C. Albers Chief Executive Officer

IMH Secured Loan Fund, LLC

By: Investors Mortgage Holdings, Inc.
Its Manager

By:	/s/ Shane C. Albers
Shane C. Albers Chief Executive Officer